FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2003

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111)	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company
Stock Exchange release

On 7 March 2003, Shell Erdgas Beteiligungsgesellschaft mbH, member of the Royal Dutch Shell Group of Companies (Shell), closed its deal with E.ON, the German utility company, regarding the sale of its shareholding in Ruhrgas, a major German gas distributor. The original transaction was announced in July 2002. Shell had a 14.75% indirectly held interest in Ruhrgas, which was sold to E.ON for some Euro1.5 billion (at current exchange rates around $1.7 billion).

The Hague, 7 March 2003

Investor relations enquiries:

Bart Van der Steenstraten (Netherlands) +31 70 377 3996
Gerard Paulides (UK) +44 207 934 6287
David Sexton (USA) +1 212 218 3112

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE ?SHELL? TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (G J West)

General Attorney (R van der Vlist)

The Hague, 7 March 2003